ARCON

International Resources P.l.c.

60 Merrion Road, Ballsbridge, Dublin 4.
Telephone: 353 1 667 3063. Fax: 353 1 667 3065.
E-mail: info@arcon.ie Web: www.arcon.ie

02 AUG 29 AM 11:07

02049637

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

SUPPL

August 21, 2002

Re: ARCON International Resources P.l.c., Rule 13g – 2g(b) Exemption
File No. 82-4803

To Whom It May Concern

Please find enclosed information and/or documents furnished on behalf of ARCON International Resources P.l.c. (Rule 12g3-2(b) File No. 82-4803) submitted pursuant to paragraph (b) (I) (iii) of Rule 12g3-2, which information shall not be deemed 'filed' with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act of 1934.

Yours sincerely,

Michel Graham
Company Secretary.

dlw 9/5

20th August 2002

02 AUG 29 AM 11:07

ARCON INTERNATIONAL RESOURCES P.l.c. (ARCON or Company)
Interim Results for period six months ending 30th June 2002

ARCON announces its interim results for the six months ending 30th June 2002, where:

- The company successfully concluded the restructuring of its long term debt and announced an underwritten rights issue of €28.75 million.
- Turnover increased by 3.5% to €10.5 million for the period compared to the corresponding period last year despite a 19% fall in average zinc price.
- The average LME zinc price for the period was US$789/tonne versus US$977/tonne in the first half of 2001, a fall of 19%.
- The loss before tax decreased by 50% to €5.5million in the period compared to last year.
- The milling rate over the last nine months has reached the design capacity of 650,000 tonnes per annum. A programme has commenced to raise the annualised milling rate to 750,000 tonnes.
- An extensive drilling programme has now re-commenced. The exploration programme has focussed on extending the gravity survey from Rapla to the mine site and this has helped to identify the local fault structures and three gravity anomalies.

Speaking following today's results Kevin Ross, CEO, said: "*The company has recorded a significant improvement in operating performance, which coupled with the successful debt restructuring and rights issue, will enable the Company to successfully operate in this period of low prices. The expansion of the mill will significantly reduce operating costs and enable the mine to benefit from the rise in prices forecast by market analysts. The zinc market is undergoing a major structural change; due to a reduction in mine capacity, concentrate production is insufficient to meet the smelter demand and forecast consumer growth, which will result in falling metal inventory and give rise to a sustained period of higher prices.*"

Ends. Tuesday, 20th August 2002

For reference:

ARCON International Resources P.l.c.
Mr. Kevin Ross

Tel: + 353 1 667 3063

Murray Consultants
Ms. Pauline McAlester

Tel: + 353 1 498 0300

ARCON International Resources P.l.c.
Interim Report and Financial Statements
For the 6 months ended 30th June 2002

Chairman's Statement

- The company successfully concluded the restructuring of its long term debt and announced an underwritten rights issue of €28.75 million.

- Turnover increased by 3.5% to €10.5 million for the period compared to the corresponding period last year despite a 19% fall in average zinc price. Smelter charges will fall further in second half due to the continuing shortage of zinc concentrates.

- Continuing difficult global trading conditions for commodities resulted in the lowest real zinc prices recorded in 70 years. The average LME zinc price for the period was US$789/tonne versus US$977/tonne in the first half of 2001, a fall of 19%.

- The loss before tax decreased by 50% to €5.5million in the period compared to last year due to reduced foreign exchange losses and reduced finance charges following the financial restructuring.

- The milling rate improved 23% to an annualised rate of 634,000tonnes in the first six months of 2002. A programme has commenced to raise the annualised milling rate to 750,000 tonnes.

- An extensive drilling programme has now re-commenced. The exploration programme has focussed on extending the gravity survey from Rapla to the mine site and has helped to identify the local fault structures and three gravity anomalies.

Dear Shareholder,

The successful debt restructuring and the €28.75 million rights issue has secured the future of the Company allowing the production expansion programme to proceed which will result in a significant lowering of unit production costs and the re-commencement of the exploration drilling programme to extend the mine life.

ARCON, in common with all base metal mines, has continued to operate in a very difficult market for the first six months of this year with real zinc prices dropping to 70 year lows. Over the last nine months the mill has operated at its designed throughput rate and an expansion programme has commenced to expand the annualised milling capacity to 750,000 tonnes over the next 12 months. This will reduce the unit operating costs.

Mining
During the period under review, ARCON processed 317,000 tonnes of ore and shipments of 48,576 tonnes of zinc concentrate were sold to our European customers. Sales for the period were below budget due to a combination of factors, including lower grades whilst mining the periphery of the CW and GNE orebodies and the low zinc prices.

Mining at present is moving into the G and K orebodies, which will give us access to our next two high grade ore zones and we are expecting to receive the State Mine Licence for the CW South area shortly. Once mining commences in these areas, it is forecast that concentrate production will improve significantly.

Exploration
The exploration programme has focussed on extending the gravity survey from Rapla to the mine site and has helped to identify the local fault structures and three gravity anomalies. The diamond drilling programme re-commenced in August focussing on the area around the mine site and Rapla.

Finance
The financial results for the first 6 months of 2002 show an increase in turnover despite the lower zinc prices following an increase in sales volume. The overall loss of €5.5 million includes a gain of €697,000 on the settlement of debt in 2002. Although production costs have increased as a result of inflation and increased manpower in the mine, unit operating costs have reduced by 5% compared to the first half of 2001.

Outlook
The current zinc price remains below US$750/tonne compared to the 2001 average price of US$886/tonne. However a significant shortfall of concentrates is leading to smelter cutbacks (China has announced smelter reductions of 210,000 tonnes). The shortfall of concentrates continues to underpin significantly reduced smelter treatment charges to ARCON's benefit. The ongoing weakness in prices is likely to lead to a further reduction in mine supply, which is expected to lead to further smelter cutbacks due to the shortage of concentrates. Underlying consumption for zinc in Asia continues to grow which combined with smelter cutbacks is likely to lead to a substantial rebound in prices in the forthcoming months.

Until the anticipated strengthening of commodity prices occurs, ARCON will reduce unit operating costs through the expansion of the milling capacity, which will result in ARCON being well positioned to capitalise on higher zinc prices.

Due to the success of a gravity survey and prospectivity of the area, the exploration potential, around the mine site and at the Rapla Prospect, will be fully investigated over the following eighteen months through a drilling programme.

T. O'Reilly Jnr.
Chairman
20th August 2002

ARCON International Resources P.l.c.
Consolidated Profit and Loss Account
For the 6 months ended 30th June 2002

	Group	
	2002 €'000	2001 €'000
Gross Value Metal Sold	22,654	22,503
Smelting Charges & Deductions	(12,176)	(12,387)
Turnover	10,478	10,116
Cost of Sales		
Production costs	(10,137)	(8,700)
Depreciation	(3,021)	(4,252)
	(13,158)	(12,952)
Gross Loss	(2,680)	(2,836)
Other Operating Costs		
Other Operating & General Administration	(1,258)	(1,256)
Selling & Distribution	(1,177)	(1,050)
Foreign Exchange Loss	(177)	(1,851)
	(2,612)	(4,157)
Operating Loss	(5,292)	(6,993)
Mineral Exploration Costs Written Off	(244)	(155)
Loss on		
Ordinary Activities Before Interest	(5,536)	(7,148)
Interest Receivable & Similar Income	21	141
Interest Payable & Similar Charges	(663)	(3,855)
Gain on Settlement of Debt	697	-
Loss on Ordinary Activities Before Taxation	(5,481)	(10,862)
Tax on Loss on Ordinary activities	-	-
Retained loss for the period	(5,481)	(10,862)
Profit & Loss Account, Beginning of the Period	(80,809)	(65,175)
Retained loss for the Period	(5,481)	(10,862)
Profit & Loss Account, End of Period	(86,290)	(76,037)
Loss per Ordinary Share – Euro	(€0.0195)	(€0.0378)

ARCON International Resources P.l.c.
Consolidated Cash Flow Statement
For the 6 months ended 30th June 2002

	Group	
	2002 €'000	2001 €'000
Net Cashflow from Operating Activities	(2,695)	(555)
Returns on Investments and Servicing of Finance	(950)	(4,093)
Capital Expenditure and Financial Investment	(1,525)	(778)
Net Cash Outflow before use of liquid resources and Financing	(5,170)	(5,426)
Management of liquid resources	65	(103)
Financing	4,455	4,419
Decrease in Cash	(650)	(1,110)
Reconciliation of net Cash flow to movement in Net Funds/(Debt)		
Decrease in cash flow for period	(650)	(1,110)
Cash inflow from drawdown/repayment of bank loans, net	(4,455)	(4,419)
Cash (inflow)/outflow from movement in liquid resources	(65)	103
Change in net debt arising from cash flows	(5,170)	(5,426)
Gain on settlement of debt	846	-
Foreign Exchange Translation	3,383	(10,204)
Net Debt at beginning of period	(33,001)	(87,992)
Net Debt at end of period	(33,942)	(103,622)

Arcon International Resources P.l.c.
Balance Sheets – 30th June 2002

	Group	
	2002	**2001**
	€'000	€'000
Fixed Assets		
Mineral interests	25,906	88,977
Other Tangible Assets	11,186	32,675
	37,092	121,652
Current Assets		
Stocks	1,049	794
Debtors	1,432	131
Investments	1	43
Cash at bank and on hand	11	4,695
	2,493	5,663
Current Liabilities		
Bank Loans & Overdrafts	(12,972)	-
Trade Creditors	(3,835)	(4,148)
Accruals	(4,422)	(5,473)
Amounts Falling due within one year	(21,229)	(9,621)
Net Current Liabilities	(18,736)	(3,958)
Total Assets Less Current Liabilities	18,356	117,694
Creditors Falling Due after More Than One Year		
Loans	(20,891)	(108,318)
Provision for Liabilities & Charges	(3,999)	(3,278)
Net (Liabilities)/Assets	(6,534)	6,098
Capital And Reserves		
Called up share capital	17,251	17,251
Capital Conversion Reserve Fund	1,002	1,002
Share Premium Account	59,197	59,197
Profit & Loss Account	(86,290)	(76,037)
Foreign currency translation reserve	2,306	4,685
	(6,534)	6,098

Notes to the Financial Statements – 30th June 2002

1. On 19th June 2002, ARCON announced a fully underwritten rights issue to raise €28.75 million (before expenses) which will be accounted for after the 30th June 2002 balance sheet date. Part of the rights issue proceeds will be used to repay debt of €7.6 million and a further €3.6 million of debt will be satisfied by the issue of shares to a banking consortium, both of which are included in current liabilities as bank loans.

2. The financial statements for the six month periods ended 30th June 2002 and 30th June 2001 which were approved by the Directors on 20th August are neither audited or reviewed by our auditors. There have been no changes to existing accounting policies, which have been consistently applied throughout the period.